Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

between

IBERIABANK CORPORATION

and

FLORIDA BANK GROUP, INC.

Dated as of October 2, 2014

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

INDEX OF DEFINED TERMS

Definition	Location
Action	3.9
Affiliate	8.3
Aggregate Option Payment	2.7(b)
Agreement	Preamble
Bank Subsidiary	1.1
BCL	1.1
BHC Act	8.3
Book-Entry Company Shares	2.3(b)
Business Day	8.3
Cash Price	2.2(a)
Certificate	2.3(a)
Certificate of Merger	1.3(a)
Closing	1.2(a)
Closing Date	1.2(a)
Code	Recitals
Company	Preamble
Company Acquisition Proposal	5.3(c)(i)
Company Alternative Acquisition Agreement	5.3(a)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Capital Stock	2.2(e)
Company Certificates	2.2(b)
Company Charter	3.1(b)
Company Common Stock	2.2(a)
Company Disclosure Letter	Article III
Company Equity Award Schedule	3.2(b)
Company Equity Plans	2.7(c)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Minority Interest Business	3.3
Company Plans	3.11(a)
Company Preferred Stock	3.2(a)
Company Recommendation	3.4(b)
Company Registered IP	3.18(a)
Company Regulatory Agreement	3.10(c)
Company Shareholders Approval	3.4(a)

Company Shareholders Meeting	5.4(b)
Company Stock Option	2.7(b)
Company Stock Unit	2.7(c)
Company Superior Proposal	5.3(e)(ii)
Company Terminating Breach	7.1(c)(i)
Company Termination Fee	7.3(b)(ii)
Company Warrant	2.7(a)
Confidentiality Agreement	5.5(b)
Contract	8.3
control	8.3
Conversion Price Per Share	2.2(d)
Copyrights	8.3
Derivative Transaction	3.22(b)
Dissenting Company Shares	2.6
Domain Names	8.3
Effective Time	1.3(b)
Environmental Law	3.13(b)
ERISA	3.11(a)
Exchange Act	8.3
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.2(a)
FDIC	8.3
Federal Reserve	8.3
FHLB	3.3
GAAP	3.6(b)
Governmental Entity	8.3
Hazardous Substance	3.13(c)
Indemnified Parties	5.9(a)
Insurance Amount	5.9(c)
Intellectual Property	8.3
Intentional Breach	8.3
IRS	8.3
IRS Guidelines	5.14(b)
IT Assets	8.3
Knowledge	8.3
Law	8.3
Liens	3.3
Liquidation Preference Per Share	2.2(d)
Loans	3.25(a)
Marks	8.3
Measurement Price	2.2(b)
Merger	1.1
Nasdaq	8.3
OFI	8.3
Option Payment	2.7(b)

Outside Date	7.1(b)(i)
Patents	8.3
PBGC	8.3
Permits	3.10
Permitted Liens	8.3
Person	8.3
Pool	3.25(f), 3.25(f)
Proxy Statement	3.5(b)
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Bylaws	4.1(b)
Purchaser Capital Stock	2.1
Purchaser Charter	4.1(b)
Purchaser Common Stock	2.2(a)
Purchaser Disclosure Letter	Article IV
Purchaser Material Adverse Effect	8.3
Purchaser Material Contract	4.14(a)
Purchaser Plans	4.10(a)
Purchaser Preferred Stock	4.2(a), 2.1(c)
Purchaser Registered IP	4.17(a)
Purchaser SEC Documents	4.5(a)
Purchaser Terminating Breach	7.1(d)(i)
Registration Statement	3.5(b)
Representatives	8.3
Requisite Regulatory Approvals	5.6(b)
Sarbanes-Oxley Act	8.3
SEC	8.3
Securities Act	8.3
Share Issuance	Recitals
Significant Subsidiary	8.3
Subsidiary	8.3
Takeover Laws	3.19
Tax Returns	8.3
Taxes	8.3
Total Merger Consideration	8.3

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 2, 2014, among IBERIABANK Corporation, a Louisiana corporation (“Purchaser”), and Florida Bank Group, Inc., a Florida corporation (“Company”).

RECITALS

WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”) has (i) approved this Agreement and approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (as defined in Section 1.1), and (ii) has approved the issuance of shares of Purchaser Common Stock (as defined in Section 2.1) in connection with the Merger (the “Share Issuance”), subject to the terms and conditions in this Agreement;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved this Agreement and declared this Agreement and the transactions contemplated hereby, including the Merger, advisable and in the best interests of Company and its shareholders, (ii) authorized and approved the execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved and agreed to recommend approval of this Agreement by the shareholders of Company;

WHEREAS, each of the parties intends that, for federal income tax purposes, the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Louisiana Business Corporation Law (“BCL”), at the Effective Time (as hereinafter defined), Company shall be merged with and into Purchaser (the “Merger”). Following the Merger, the separate corporate existence of Company shall cease, and Purchaser shall continue as the surviving corporation after the Merger. Simultaneously with the execution and delivery of this Agreement, Florida Bank (the “Bank Subsidiary”) will enter into an agreement with IBERIABANK, a Louisiana-chartered commercial bank (the “Purchaser Bank”) pursuant to which Bank Subsidiary will merge with and into Purchaser Bank (the “Bank Merger”). Following the Bank Merger, the separate existence of Bank Subsidiary shall cease, and Purchaser Bank shall continue as the surviving corporation after the Bank Merger. The parties intend that the Bank Merger will become effective immediately following the Effective Time or at such other time as Purchaser shall determine in its sole discretion.

Section 1.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place on a mutually agreed upon Business Day as soon as practicable after the date on which the last condition to Closing is satisfied. In no event shall the Closing occur after the first day of the calendar month following the month subsequent to the month in which occurred the later of (i) receipt of all Requisite Regulatory Approvals of the Merger and the expiration of all required waiting periods, or (ii) shareholder approval of this Agreement at the Company Shareholders Meeting to be held pursuant to Section 5.4(b) of this Agreement, or such other date as the parties hereto may mutually agree. If all conditions in Article VI hereof are satisfied, or waived by the party entitled to grant such waiver, at the Closing (i) the parties shall each provide to the others such proof of satisfaction of the conditions in Section VI as the party whose obligations are conditioned upon such satisfaction may reasonably request, (ii) the certificates, letters and opinions required by Article VI shall be delivered, (iii) the appropriate officers of the parties shall execute, deliver and acknowledge this Agreement, and (iv) the parties shall take such further action, including (without limitation) filing the Certificate of Merger, as are required to consummate the transactions contemplated by this Agreement. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) If on any date established for the Closing all conditions in Section VI hereof have not been satisfied or waived by each party entitled to grant such waiver, then either party, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten (10) Business Days, as the declaring party shall select, but no such delay shall extend beyond the last date set forth in Section 7.1(b)(i) and no such delay shall interfere with the right of either party to declare a termination pursuant to Section 7.1(b)(i). The Closing shall take place telephonically, electronically or at the office of Purchaser set forth in Section 8.2.

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by taking the following actions:

(a) Company and Purchaser shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Louisiana, executed in accordance with the relevant provisions of the BCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the BCL.

(b) The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Louisiana, or such later time as may be agreed in writing by Purchaser and Company and specified in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the BCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company shall vest in Purchaser, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of Purchaser.

Section 1.5 Articles of Incorporation; Bylaws.

(a) The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of Purchaser following the Merger until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of Purchaser following the Merger until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. The directors of Purchaser immediately prior to the Effective Time shall be the directors of Purchaser following the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of Purchaser immediately prior to the Effective Time shall be the officers following the Merger until the earlier of their resignation or removal or until their respective successors are duly elected or approved and qualified.

Section 1.8 Reservation of Right to Change Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Purchaser and Company may agree at any time to change the method of effecting the business combination contemplated by this Agreement if and to the extent that they deem such a change to be desirable; provided, that (A) any such change shall not affect the United States federal income tax consequences of the Merger to holders of Company Common Stock, and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Capital Stock pursuant to this Agreement or (ii) impede or delay consummation of the Merger. In the event Purchaser and Company elect to make such a change, the parties agree to execute appropriate documents to effect the change.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF CONSTITUENT

CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Purchaser Capital Stock. Each share of capital stock of Purchaser (the “Purchaser Capital Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding after, and shall be unaffected by, the Merger.

Section 2.2 Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or the holders of any shares of capital stock of Company or Purchaser:

(a) Each share of Company Class A Common Stock, par value $0.01 per share, and Company Class B Common Stock, par value $0.01 per share, including shares of Company Class A Common Stock and shares of Company Class B Common Stock to be issued at the Effective Time to the holders of Company Preferred Stock (collectively, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) any Dissenting Company Shares (as hereinafter defined) and (ii) any shares of Company Common Stock to be canceled in accordance with Section 2.2(e)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, subject to the other provisions of this Article II, (i) 0.149 of a share (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Purchaser (the “Purchaser Common Stock”), (ii) $7.81 per share in cash (the “Cash Price”), subject to paragraph (c) of Section 2.2 and in all cases subject to payment of cash in lieu of fractional shares of Purchaser Common Stock as provided in Section 2.4.

(b) As used in this Agreement, the term “Measurement Price” means the arithmetic mean of the daily weighted average trading prices of Purchaser Common Stock on the NASDAQ Global Select Market (as calculated by Bloomberg Screen AQR using reported trading prices between the hours of 9:30 AM Eastern Time and 4:00 PM Eastern Time) on each of the fifteen (15) trading days ending one (1) Business Day prior to the Effective Time. The Exchange Ratio is subject to possible further adjustment as set forth below:

(i) if the Measurement Price is greater than $76.83 per share, then the Exchange Ratio shall be adjusted to equal the quotient (to the nearest thousandth of a share) obtained by dividing $11.45 by the Measurement Price; or

(ii) if the Measurement Price is less than $56.79 per share, then the Exchange Ratio shall be adjusted to equal the quotient (to the nearest thousandth of a share) obtained by dividing $8.46 by the Measurement Price.

(c) Notwithstanding Section 2.2(a) hereof, the Total Merger Consideration shall consist of cash and shares of Purchaser Common Stock; provided, that (A) at least 50% of the Total Merger Consideration shall be paid in the form of Purchaser Common Stock and (B) no more than 50% of the Total Merger Consideration (which includes cash paid to holders of Company Stock Options and the aggregate Cash Price paid to all holders of Company Common Stock pro rata) shall be paid in the form of cash.

(d) Immediately prior to or at the Effective Time, each share of Company Series D Preferred Stock and Company Series E Preferred Stock shall convert into a number of shares of Company Class A Common Stock and Company Class B Common Stock, respectively, equal to, in each case, the quotient obtained by dividing the Liquidation Preference Per Share of Company Preferred Stock ($310.00) by the Conversion Price Per Share of Company Preferred Stock ($10.00).

(e) Each share of Company Common Stock or Company Preferred Stock (together, the “Company Capital Stock”) owned or held by Company or Purchaser or any of their respective wholly owned Subsidiaries at the Effective Time (other than shares held in trust accounts or otherwise held in a bona fide fiduciary or agency capacity that are beneficially owned by third parties not affiliated with Company or Purchaser and shares held, directly or indirectly, by Company or Purchaser or any of their respective Subsidiaries and acquired upon exercise of rights in respect of debt arrangements previously made in good faith and in effect prior to the date hereof) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(f) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Purchaser shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio and the Cash Price shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change; provided, that nothing in this Section 2.2(f) shall be construed to permit Company or Purchaser to take any action with respect to their respective securities that is prohibited by the terms of this Agreement.

Section 2.3 Exchange and Payment for Company Capital Stock.

(a) At or promptly after the Effective Time, Purchaser shall deposit (or cause to be deposited) with an exchange agent designated by Purchaser and reasonably acceptable to Company (the “Exchange Agent”) evidence of shares in book-entry form (or stock certificates (a “Certificate”) at Purchaser’s option) representing the aggregate number of shares of Purchaser Capital Stock into which shares of Company Capital Stock have been converted in accordance with Section 2.2, plus the Aggregate Cash Amount, plus cash in lieu of fractional shares in accordance with Section 2.4. In addition, Purchaser shall deposit with the Exchange Agent, as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.5. All shares of Purchaser Capital Stock and dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.3(a) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 2.2, 2.4 or 2.5, except as provided in this Agreement.

(b) As soon as reasonably practicable after the Effective Time (and in any event within five Business Days thereafter), Purchaser shall cause the Exchange Agent to mail or deliver to each holder of record of (i) an outstanding Certificate or outstanding Certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (“Company Certificates”) or (ii) uncertificated shares of Company Capital Stock represented by book-entry (“Book-Entry Company Shares”) which, in each case, were converted into the right to receive the Purchaser Common Stock and the Cash Price with respect thereto pursuant to Section 2.2, (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates or Book-Entry Company Shares held by such Person shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent or, in the case of Book-Entry Company Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall contain such other provisions as Purchaser or the Exchange Agent may reasonably specify) and (B) instructions for use in effecting the surrender of Company Certificates or Book-Entry Company Shares in exchange for the Purchaser Common Stock and the Cash Price payable with respect thereto pursuant to Section 2.2. Upon surrender of a Company Certificate or Book-Entry Company Share to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Company Certificate or Book-Entry Company Share shall be entitled to receive in exchange therefor the Purchaser Common Stock and the Cash Price for each share of Company Capital Stock formerly represented by such Company Certificate or Book-Entry Company Share (subject to deduction for any required withholding Tax), and such Company Certificate or Book-Entry Company Share shall forthwith be canceled. No interest shall be paid or shall accrue on any Purchaser Common Stock and the Cash Price payable upon surrender of any Company Certificate or Book-Entry Company Share. In the event that any Purchaser Common Stock and the Cash Price is to be paid to a Person other than the Person in whose name any Company Certificate is registered, it shall be a condition of payment that the Company Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, that the signatures on such Company Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of Purchaser and the Exchange Agent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3, each Company Certificate or Book-Entry Company Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender or transfer, the Purchaser Common Stock and the Cash Price payable in respect of shares of Company Capital Stock theretofore represented by such Company Certificate or Book-Entry Company Shares, as applicable, pursuant to Section 2.2, without any interest thereon.

(c) All shares of Purchaser Capital Stock issued, including any cash paid in lieu of fractional shares, upon the surrender for exchange of Company Certificates or Book-Entry Company Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock formerly represented by such Company Certificates or Book-Entry Company Shares. At the Effective Time, there shall be no further registration of transfers on the stock transfer books of Purchaser of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to Purchaser or the Exchange Agent for transfer or transfer is sought for Book-Entry Company Shares, such Company Certificates or Book-Entry Company Shares shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Company Shares. To the extent permitted by Law, the former Company shareholders shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Capital Stock into which their respective shares of Company Capital Stock are converted, regardless of whether such holders have exchanged their Company Certificates for certificates representing Purchaser Capital Stock in accordance with the provisions of this Section 2.2, but beginning 30 days after the Effective Time no such holder shall be entitled to vote on any matter until such holder surrenders such Company Certificate or Book-Entry Company Shares for exchange as provided in this Section 2.3.

(d) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser; provided, that no such investment or losses thereon shall affect the Purchaser Common Stock and the Cash Price or any cash in lieu of fractional shares payable to holders of Company Certificates or Book-Entry Company Shares entitled to receive such consideration, and Purchaser shall promptly provide additional funds to the Exchange Agent for the benefit of holders of Company Certificates and Book-Entry Company Shares in the amount of any such losses to the extent necessary for payment of the Purchaser Common Stock and the Cash Price. Any interest or other income resulting from such investments shall be paid to Purchaser or as directed by Purchaser.

(e) Any portion of the Exchange Fund (and any income earned thereon) that remains unclaimed by the holders of Company Certificates or Book-Entry Company Shares for nine (9) months after the Effective Time shall, to the extent permitted by applicable Law, be paid to Purchaser or as directed by Purchaser, and any holders of Company Certificates or Book-Entry Company Shares who have not theretofore complied with this Article II shall thereafter look only to Purchaser (subject to abandoned property, escheat or other similar Laws) for payment of the Purchaser Common Stock and the Cash Price with respect to shares of Company Capital Stock formerly represented by such Company Certificate or Book-Entry Company Share, in each case without interest thereon.

(f) None of Purchaser, Company, or the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Purchaser Capital Stock, any dividends or distributions with respect thereto, or any cash in lieu of fractional shares, in each case properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Purchaser, of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Purchaser or the Exchange Agent, the posting by such Person of a bond in such amount as Purchaser or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or Purchaser with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company Certificate the Purchaser Common Stock and the Cash Price payable in respect thereof pursuant to this Agreement.

(h) Each of Purchaser and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Capital Stock or otherwise pursuant to this Agreement such amounts as Purchaser or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. Any amounts that are so deducted and withheld shall be paid over to the appropriate taxing authority by Purchaser or the Exchange Agent and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing,

(i) each holder that is to receive a distribution pursuant to this Agreement will have the sole and exclusive responsibility for the satisfaction and payment of any such withholding Tax obligations imposed on Purchaser by any Governmental Entity on account of such distribution and (ii) no distribution will be made to or on behalf of such holder pursuant to this Agreement unless and until such holder has made arrangements satisfactory to the Purchaser and the Exchange Agent for the payment and satisfaction of such withholding Tax obligations.

Section 2.4 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Purchaser Common Stock will be issued pursuant to the Merger. Instead, Purchaser will pay or cause to be paid to the holder of any shares of Company Common Stock that would, pursuant to this Article II, otherwise be entitled to receive fractional shares of Purchaser Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled (after taking into account all shares of Company Common Stock owned by such holder at the Effective Time to be converted into Purchaser Common Stock) and (y) the Measurement Price.

Section 2.5 Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to shares of Purchaser Capital Stock issuable with respect to shares of Company Capital Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Certificates or Book-Entry Company Shares until those Company Certificates or Book-Entry Company Shares are surrendered as provided in this Article II. Upon surrender, there shall be issued and/or paid to the holder of the shares of Purchaser Capital Stock issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those shares of Purchaser Capital Stock with a record date on or after the Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those shares of Purchaser Capital Stock with a record date on or after the Effective Time but with a payment date subsequent to surrender.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to Sections 607.1301-607.1333 of the FBCA (“Dissenting Company Shares”) shall not be converted into the right to receive the Purchaser Common Stock and the Cash Price, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the FBCA. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Company Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Purchaser Common Stock and the Cash Price in accordance with Section 2.2. Company shall serve prompt notice to Purchaser of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by Company relating to rights to appraisal, and Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Company shall not, without the prior written consent of Purchaser, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

Section 2.7 Treatment of Company Warrants, Company Stock Options and Other Equity-Based Awards of Company.

(a) The warrant issued by Company on August 14, 2013 to Endicott Opportunity Partners III, L.P. in connection with the issuance of the Company Series D Preferred Stock and Company Series E Preferred Stock (the “Company Warrant”) shall, on or prior to the Effective Time, have been exercised by the holder thereof or will terminate.

(b) At the Effective Time, each option (each, a “Company Stock Option”) to purchase shares of Company Common Stock granted under the Florida Bank Group, Inc. Stock Option Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a cash payment by Company (subject to required tax withholdings) in an amount equal to (a) $7.81, plus (b) the difference between (i) the product of the Exchange Ratio (as may be adjusted) and the Measurement Price, and (ii) the $7.74 exercise price per share (the “Option Payment”). Prior to the receipt of the Option Payment and at the Effective Time, each holder of a Company Stock Option shall execute a cancellation agreement, in a form reasonably acceptable to Purchaser and Company. Immediately prior to the Effective Time, Company shall deliver the Option Payment to the holders of Company Stock Options. The Aggregate Option Payment equals the sum of all Option Payments to holders of Company Stock Options.

(c) At the Effective Time, each award of restricted stock granted under the Company’s 2010 Restricted Stock Plan and the 2013 Incentive Plan (collectively, the “Restricted Stock Plan”, and together with the Florida Bank Group, Inc. Stock Option Plan, the “Company Equity Plans”), whether time-vesting or performance-based (each, a “Company Stock Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall vest at the Effective Time and holders of restricted stock issued under the Restricted Stock Plan shall be entitled to receive the consideration set forth in Section 2.2 of this Agreement.

(d) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Equity Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 2.7, including accrual of an amount in cash sufficient to effect the necessary cash payment.

(e) Prior to the Effective Time, Company shall deliver all required notices (which notices shall have been approved by Purchaser, in its reasonable discretion) to each holder of Company Stock Options or Company Stock Awards setting forth each holder’s or participant’s rights pursuant to the applicable Company plan and stating that such Company Stock Options or Company Stock Awards shall be treated in the manner set forth in this Section 2.7.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure letter delivered by Company to Purchaser prior to the execution of this Agreement (the “Company Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Company’s covenants contained herein, provided, that disclosure in any section of the Company Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement, provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect), Company represents and warrants to Purchaser as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Company Material Adverse Effect.

(b) Company has previously made available to Purchaser true and complete copies of Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each of its Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither the Company nor any of its Significant Subsidiaries is in violation of any provision of the Company Charter or Company Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable.

Section 3.2 Capital Stock.

(a) The authorized capital stock of Company consists of 7,000,000 shares of Company Class A Common Stock, 1,000,000 shares of Company Class B Common Stock and 5,000,000 shares of preferred stock, $0.01 par value (the “Company Preferred Stock”), of which 80,000 shares of Company Preferred Stock were designated as 8% Series D Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock the (“Company Series D Preferred Stock”) and 8% Series E Non-Cumulative Mandatorily Convertible Non-Voting Perpetual Preferred Stock (the “Company Series E Preferred Stock”) . As of the close of business on September 30, 2014, (i) 2,471,745 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 126 shares of Company Common Stock were held by Company in its treasury, (iii) 71,888.485 shares of Company Series D Preferred Stock were issued and outstanding, (iv) 8,111.515 shares of Company Series E Preferred Stock were issued and outstanding, (v) 0 shares of Company Preferred Stock were held by Company in its treasury, (vi) 100,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Warrant, and (vii) 396,000 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans (of which 374,400 shares were subject to outstanding Company Stock Options and 93,597 shares were subject to outstanding Company Stock Awards). All the outstanding shares of capital stock of Company are, and all shares reserved for issuance as noted in clauses (vi) and (vii) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar antidilution rights. No shares of capital stock of Company are owned by any Subsidiary of Company. Neither Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Company or such Subsidiary on any matter. As of the date of this Agreement, except for this Agreement, as set forth above in this Section 3.2(a), the Company Stock Options and Company Stock Awards set forth in Section 3.2(b) of the Company Disclosure Letter, and the shares of capital stock or other voting securities or equity interests of each Subsidiary that are owned, directly or indirectly, by Company, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Company, (B) securities of Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Company or any of its Subsidiaries or other equity equivalent or equity-based award or right, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Company or any of its Subsidiaries, or obligations of Company or any of its Subsidiaries to issue, register, transfer, or sell any shares of capital stock of Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Company or any of its Subsidiaries or rights or interests described in clause (C) or (E) obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver, register, transfer or sell, or cause to be issued, granted, delivered, registered, transferred or sold, any such securities. Except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party or on file with Company with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Company or any of its Subsidiaries. Except as set forth on Section 3.2(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any trust capital securities or other similar securities outstanding.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of October 2, 2014, of all holders of (i) outstanding Company Stock Options, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted, the date of grant, exercise price, vesting schedule and expiration thereof, and (ii) outstanding Company Stock Awards, indicating, with respect to each holder, the number of Company Stock Awards held by such holder, the number of shares of Company Common Stock underlying such Company Stock Awards, the name of the plan under which such Company Stock Awards were granted, the date of grant, vesting schedule, expiration thereof, and identification of any such holders that are not current or former employees, directors or officers of Company (the “Company Equity Award Schedule”). Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option and within the meaning of Section 409A of the Code and associated Treasury Department guidance. Company has made available to Purchaser true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Options or Company Stock Unit grants.

(c) Except for this Agreement, neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of it or its Subsidiaries.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of (a) each Subsidiary of Company, including its jurisdiction of incorporation or formation, and (b) each other Person that is not a Subsidiary but in which Company holds, directly or indirectly, a 5% or greater equity interest (each, a “Company Minority Interest Business”), and the percentage of Company’s equity interest in such Company Minority Interest Business relative to all outstanding equity interests (on a fully diluted basis). All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive or similar rights. All of the shares of capital stock or other equity or voting interests of each Subsidiary and each Company Minority Interest Business that are owned, directly or indirectly, by Company or a Subsidiary thereof are free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than restrictions on transfer under applicable securities Laws. Except for (x) the capital stock of, or other equity or voting interests in, its Subsidiaries and (y) its interests in the Company Minority Interest Businesses, Company does not own, directly or indirectly, any 5% or greater equity, membership interest, partnership interest, joint venture interest in any Person, or any interest convertible into, exercisable or exchangeable for, any of the foregoing. In the case of the Company, except for its ownership of the Bank Subsidiary, it does not own, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). The deposits of the Bank Subsidiary are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. The Bank Subsidiary is a member in good standing of the Federal Home Loan Bank (“FHLB”) of Atlanta.

Section 3.4 Authority.

(a) Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Requisite Regulatory Approval and Company Shareholder Approval (as hereinafter defined), to consummate, and cause its Bank Subsidiary to consummate, the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject (i) in the case of the consummation of the Merger and assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, to the adoption and approval of this Agreement by the holders of at least a majority of the shares of Company Common Stock outstanding and entitled to vote at the Company Shareholder Meeting, and (ii) in the case of conversion of outstanding shares of the Company Series D Preferred Stock and the Company Series E Preferred Stock to Company Common Stock, to approval of such conversions by the holders of at least a majority of the then outstanding shares of each of the Company Series D Preferred Stock and the Company Series E Preferred Stock (such approvals of the Merger and the conversions, hereinafter referred to as the “Company Shareholder Approval”), and to the filing of the Certificate of Merger with the Louisiana Secretary of State as required by the BCL. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Company and its shareholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of Company at the Company Shareholder Meeting for adoption and approval and (iv) recommending that Company’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.

(c) Assuming the accuracy, as of the record date for the determination of Company shareholders entitled to vote at the Company Shareholder Meeting, of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, the Company Shareholder Approval is the only vote of the holders of any class or series of Company’s capital stock or other securities required in connection with the consummation of the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Company do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Company with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Company or any of its Subsidiaries under, any provision of (i) the Company Charter or Company Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Company, (ii) except as set forth in Section 3.5(a) of Company Disclosure Letter, any Company Material Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any Law or any rule or regulation of any self-regulatory authority applicable to Company or any of its Subsidiaries or by which Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Company Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) a registration statement on Form S-4 prepared in connection with the issuance of Purchaser Common Stock in the Merger and related transactions (as amended or supplemented from time to time, the “Registration Statement”) pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act, (ii) a proxy statement relating to the approval of this Agreement by Company’s shareholders (the “Proxy Statement”) pursuant to the Exchange Act, and (iii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificate of Merger, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions, (F) filings of applications or notices with state insurance authorities or with the United States Department of Justice, and (G) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Company Material Adverse Effect. As of the date hereof, Company knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 3.5(b) should not be obtained on a timely basis.

Section 3.6 Financial Statements; Reports.

(a) The financial statements (including the related notes thereto) comply as to form in all material respects with applicable accounting requirements and, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP.

(b) Neither Company nor any of its Subsidiaries has, and since December 31, 2013, neither Company nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.1), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Company and its Subsidiaries as of June 30, 2014, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2014, (iii) for liabilities and obligations that are not material to Company and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement. Section 3.6(b) of Company Disclosure Letter sets forth any Company liability in excess of $50,000 as of July 31, 2014.

(c) The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(d) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Company and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has implemented and maintains disclosure controls and procedures effective to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Company by others within those entities to allow timely decisions regarding required disclosure.

(e) Company and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any Governmental Entity with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, Company or any of its Subsidiaries.

(f) Except as set forth on Section 3.6(f) of Company Disclosure Letter, since December 31, 2012, (A) neither Company nor any of its Subsidiaries nor, to the knowledge of Company, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any of Company’s directors or officers.

Section 3.7 Certain Information. None of the information supplied or to be supplied by Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the time it is first mailed to Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by Company with respect to information supplied in writing by Purchaser or any of its Subsidiaries specifically for inclusion therein. The portions of the Proxy Statement and the Registration Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2012: (a) Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and none of them has taken any action that would have been prohibited by Section 5.1 if taken after the date hereof; and (b) there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of this Article III or otherwise), has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Litigation. Except as set forth on Section 3.9 of Company Disclosure Letter, Section 3.9 there is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”), whether judicial, arbitral, administrative or other, pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Company or any of its Subsidiaries in such individual’s capacity as such (and Company is not aware of any basis for any such Action), other than Actions that, individually or in the aggregate, have not had, or would reasonably be expected not to have a Company Material Adverse Effect. Neither Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10 Compliance with Laws.

(a) Company and each of its Subsidiaries are and, at all times since December 31, 2012, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where any non-compliance, individually or the aggregate, has not had a Company Material Adverse Effect. Company and each of its Subsidiaries have in effect, and have at all times held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Company’s knowledge no suspension or cancellation of any such Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(b) Company is duly registered with the Federal Reserve as a bank holding company under the BHC Act. The deposit accounts of Company’s subsidiary state-chartered commercial bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Letter, since December 31, 2012, neither Company nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (A) asserting that Company or any of its Subsidiaries is in default under any applicable Laws or Permits, (B) threatening to revoke any Permits, (C) requiring Company or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Company’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (any of the foregoing, a “Company Regulatory Agreement”), or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither Company nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither Company nor any of its Subsidiaries is currently party to or subject to any Company Regulatory Agreement.

(d) Neither Company nor any of its Subsidiaries (nor, to the knowledge of Company, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(e) Company and Subsidiaries have at all times complied with any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information.

Section 3.11 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan, and all other employee benefit plans, agreements, programs, policies or other arrangements, and whether or not subject to ERISA, under which any employee, former employee, director, officer, independent contractor or consultant of Company or its Subsidiaries has any present or future right to benefits or under which the Company or its Subsidiaries has any present or future liability are referred to herein as the “Company Plans.” Each material Company Plan is identified on Section 3.11(a) of the Company Disclosure Letter.

(b) With respect to each material Company Plan, Company has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description, (iv) any other written communications (or a description of any oral communications) by the Company or its Subsidiaries to employees of the Company or its Subsidiaries, including concerning the extent of any post-retirement medical or life insurance benefits provided under a Company Plan, and (v) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each Company Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.11, individually or in the aggregate, have not had a Company Material Adverse Effect:

(i) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code and other applicable Law, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Company, nothing has occurred, whether by action or failure to act, since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or threatened relating to Company Plans, any fiduciaries thereof with respect to their duties to Company Plans or the assets of any of the trusts under any Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions. No written or oral communication has been received from the PBGC in respect of any Company Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and

(iv) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability; no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code); and no “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code) or failure to timely satisfy any “minimum funding standard” (within the meaning of Section 302 of ERISA or Sections 412 or 430 of the Code), in each case whether or not waived, has occurred with respect to any Company Plan.

(d) (i) Each Company Plan pursuant to which the Company or any of its Subsidiaries could incur any current or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for current, former, or retired employees of the Company or any of its Subsidiaries (except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required by applicable Law) (“Retiree Medical Benefits”) is identified in Section 3.11(d) of the Company Disclosure Letter, and (ii) the provisions of each Company Plan so identified which provide Retiree Medical Benefits may be terminated at any time by the Company or its Subsidiaries without liability to the Company or its Subsidiaries.

(e) Except as set forth on Schedule 3.11(e) of Company Disclosure Letter, neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation to, any of the Company Plans, (C) limit or restrict the right of the Company to merge, amend, or terminate any of the Company Plans, (D) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (E) result in the payment of payments which would not be deductible under Section 280G of the Code.

Section 3.12 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Company, threat thereof, by or with respect to any employees of Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Company and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of Company’s or any of its Subsidiaries’ business. No proceeding asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Company, threatened with respect to Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Company, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Company or any of its Subsidiaries and, to the knowledge of Company, no such investigation is in progress.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect: (i) neither Company’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) neither Company nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Company or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Company or any of its Subsidiaries or as a result of any operations or activities of Company or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Company or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Company or any of its Subsidiaries under any Environmental Law; (v) neither Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Company’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) no property on which Company or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under any Environmental Law.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.

Section 3.14 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to Company or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Company or its Subsidiaries have been paid or will be timely paid. Except as disclosed in Section 3.14(a) of the Company Disclosure Letter, no deficiency for any material amount of Tax has been asserted, assessed or threatened by a Governmental Entity (whether orally or in writing) against Company or any of its Subsidiaries that has not been satisfied by payment, settled without payment due or withdrawn. There are no Liens for Taxes on the assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Company or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or any of its Subsidiaries) have been, in all material respects, properly accrued on the most recent Company SEC Documents in accordance with GAAP. None of Company or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common Purchaser of which is Company or any of its Subsidiaries).

(b) Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws. The Company and each of its Subsidiaries have complied in all material respects with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign tax Laws).

(c) Except as set forth on Section 3.14(c) of Company Disclosure Letter, as of the date of this Agreement, there are no audits, claims or controversies now pending, or to the knowledge of Company, threatened in writing against or with respect to Company or any of its Subsidiaries with respect to any material Tax or failure to file any Tax Return.

(d) Neither Company nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Company is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Except as set forth on Section 3.14(e) of Company Disclosure Letter, neither Company nor any of its Subsidiaries is a party to any Contract that will, directly or in combination with other events, result, separately or in the aggregate, in the payment, acceleration or enhancement of any benefit as a result of the transactions contemplated by this Agreement, and neither the execution of this Agreement, Company shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code, (ii) give rise to an additional Tax under Section 409A of the Code, or (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(f) Neither Company nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(g) Neither Company nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.

(h) No written claim has ever been made by any Governmental Entity that Company or any of its Subsidiaries (or the income or assets of Company or any of its Subsidiaries) may be subject to taxation by a jurisdiction where Tax Returns are not filed by or on behalf of Company or any of its Subsidiaries (or its income or assets).

(i) Neither Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group filing a consolidated, joint, combined or unitary Tax Return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(j) Neither Company nor any of its Subsidiaries has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or is a material advisor as defined in Section 6111 of the Code.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter lists each of the following types of Contracts to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Company on a Current Report on Form 8-K;

(ii) any Contract that contains any noncompetition or exclusive dealing agreements or other agreement or obligation that purports to materially limit or restrict in any respect the ability of Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated by this Agreement, would limit the ability of Purchaser or any of their Subsidiaries) to compete in any line of business or with any Person or in any geographic area (other than as may be required by Law or any Governmental Entity) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries (or, following consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(iii) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to it or any of its Subsidiaries or any Contract which relates to a merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(iv) any Contract relating to the borrowing of money by it or any its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation of a third party (other than deposit liabilities and Federal Home Loan Bank borrowings, Contracts pertaining to fully-secured repurchase agreements and Contracts relating to endorsements for payment, guarantees and letters of credit made in the ordinary course of business consistent with past practice), including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(v) any Contract that involves expenditures or receipts of it or any of its Subsidiaries in excess of $100,000 per year (other than pursuant to Loans (as defined in Section 3.25) originated or purchased by Company and its Subsidiaries in the ordinary course of business consistent with past practice);

(vi) any Contract with respect to the employment or compensation of any officers, employees, consultants or directors;

(vii) any Contract containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than Company or its subsidiaries) that is material to the Company or its Subsidiaries;

(viii) any Contract relating to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties or which limits payments of dividends; and

(ix) any Contract which limits the right to use or grant any third party the right to use the name “Florida Bank Group, Inc.” or “Florida Bank” or any variant thereof.

Each Contract of the type described in clauses (i) through (ix) is referred to herein as a “Company Material Contract.”

(b) (i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Company Material Adverse Effect; and (ii) there is no default under any Company Material Contract by Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Company or any of its Subsidiaries or, to the knowledge of Company, any other party thereto under any such Company Material Contract, nor has Company or any of its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Company Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Company Material Adverse Effect. Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.

Section 3.16 Insurance. Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Company or its Subsidiaries are in full force and effect and are disclosed on Section 3.16 of Company Disclosure Letter, Company and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

Section 3.17 Real and Personal Property.

(a) Company and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. All real property and fixtures used in or relevant to the business, operations or financial condition of the Company and its Subsidiaries are in good condition and repair.

(b) The Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens).

(c) Each of Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Company Material Adverse Effect. Section 3.17(c) of Disclosure Letter sets forth all material losses of Company as of the date hereof.

This Section 3.17 does not relate to Intellectual Property, which is the subject of Section 3.18.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Company or any of its Subsidiaries or used in the businesses of Company or any of its Subsidiaries (collectively, “Company Registered IP”). Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, (i) all Company Registered IP (other than patent applications or applications to register trademarks) is, to the knowledge of Company, valid and enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of Company Registered IP.

(b) Except as, individually or in the aggregate, has not had a Company Material Adverse Effect, Company or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Company or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Company Registered IP and all other Intellectual Property that is material to the businesses of Company or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Company or a Subsidiary thereof pursuant to an existing license agreement and used by Company or such Subsidiary within the scope of such license.

(c) Each of Company and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Company, none of the activities or operations of Company or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Company Material Adverse Effect. To Company’s knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries. To Company’s knowledge, no Intellectual Property owned by or exclusively licensed to Company or any of its Subsidiaries that is material to any of the businesses of Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Company or any of its Subsidiaries.

(e) To the knowledge of Company, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Company in connection with its business, and no IT Assets that are material to the business of Company or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Company and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice. To the knowledge of Company, no person has gained unauthorized access to the IT Assets.

Section 3.19 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Purchaser’s representation and warranty contained in the second sentence of Section 4.18, Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Sections 607.0901 and 607.0902 of the FBCA (collectively, “Takeover Laws”), and the provisions of the Company Charter. Neither Company nor any of its Subsidiaries is a holder of “interested shares” (within the meaning of Section 607.0902 of the FBCA of Purchaser or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Purchaser entitled to vote in the election of Purchaser’s directors.

Section 3.20 Brokers. No broker, investment banker, financial advisor or other Person, other than Sandler O’Neill + Partners, L.P., the fees and expenses of which will be paid by Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any of its Affiliates. True, correct and complete copies of all agreements with Sandler O’Neill + Partners, L.P. relating to any such fees or commissions have been furnished to Purchaser prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. Company has received the opinion of Sandler O’Neill + Partners, L.P., dated the date of this Agreement, to the effect that, as of such date, the Total Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than Purchaser or any of its Affiliates). Such opinion has not been amended or rescinded as of the date of this Agreement. As promptly as practicable following the execution of this Agreement, Company shall deliver to Purchaser a signed true and complete copy of such opinion (solely for informational purposes).

Section 3.22 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Company or any of its Subsidiaries, on the one hand, and any (1) officer or director of Company or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Company, (3) affiliate or family member of any such officer, director or record or beneficial owner or (4) any other affiliate of Company, on the other hand, except those of a type available to employees of Company generally.

Section 3.23 Derivative Instruments and Transactions.

(a) All Derivative Transactions, whether entered into for Company’s own account, or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (B) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Company nor its Subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied.

(b) For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Section 3.24 Trust Business. Each of Company and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations. Neither Company nor its Subsidiaries have, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account. The accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.25 Loan Matters.

(a) (A) Section 3.25(a) of the Company Disclosure Letter sets forth a list of all loans and other extensions of credit (including commitments to extend credit) (“Loans”) as of the date hereof by Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve System (12 C.F.R. Part 215)) of Company or any of its Subsidiaries, (B) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (C) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 3.25(d) of the Company Disclosure Letter identifies (A) each Loan that as of June 30, 2014 (i) was contractually past due 90 days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or any applicable regulatory authority, (iv) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (v) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (vi) where a specific reserve allocation exists in connection therewith, or (vii) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 and (B) each asset of Company or any of its Subsidiaries that as of June 30, 2014 was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 3.25(d) of the Company Disclosure Letter sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of date.

(e) Each outstanding Loan (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries and are complete and correct in all material respects.

(f) To the knowledge of Company, each Loan included in a pool of Loans originated, acquired or serviced by Company or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. No Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors.

Section 3.26 Community Reinvestment Act Compliance. Bank Subsidiary is an insured depositary institution and has complied in all material respects with the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory.

Section 3.27 No Additional Representations.

(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other Person makes or has made any representation or warranty to Purchaser, Purchaser or any of their Affiliates or Representatives with respect to (i) except for the representations and warranties made by Company in this Article III, any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Purchaser, Purchaser or any of their Affiliates or Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that none of Purchaser, Purchaser or any other Person has made or is making any representations or warranties relating to Purchaser or Purchaser whatsoever, express or implied, beyond those expressly given by Purchaser in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Purchaser or Purchaser furnished or made available to Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except (i) as disclosed in the disclosure letter delivered by Purchaser to Company prior to the execution of this Agreement (the “Purchaser Disclosure Letter”) (which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Purchaser’s covenants contained herein, provided, that disclosure in any section of the Purchaser Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement; and provided, further, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item in the Purchaser Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Purchaser Material Adverse Effect) or (ii) as disclosed in any Purchaser SEC Document publicly available prior to the date hereof and only as and to the extent disclosed therein, but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser SEC Documents that is cautionary, predictive or forward-looking in nature (it being understood and agreed that any disclosure in the Purchaser SEC Documents shall be deemed disclosed with respect to any Section of this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it is applicable to such Section), Purchaser represents and warrants to Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Purchaser (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where, individually or in the aggregate, would not have a Purchaser Material Adverse Effect.

(b) Purchaser has previously made available to Company true and complete copies of Purchaser’s articles of incorporation (the “Purchaser Charter”) and bylaws (the “Purchaser Bylaws”) and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of Purchaser and each of Purchaser’s Significant Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither Purchaser nor any of its Significant Subsidiaries is in violation of any material provision of the Purchaser Charter or Purchaser Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Significant Subsidiary, as applicable, and Purchaser is not in violation of any material provision of its articles of incorporation or bylaws.

Section 4.2 Capital Stock.

As of the date hereof, the authorized capital stock of Purchaser consists of 50,000,000 shares of Purchaser Common Stock and 5,000,000 shares of serial preferred stock, par value $1.00 per share (the “Purchaser Preferred Stock”). As of the close of business on September 30, 2014, (i) 33,440,859 shares of Purchaser Common Stock (excluding treasury shares) were issued and outstanding, (ii) 1,822,042 shares of Purchaser Common Stock were held by Purchaser in its treasury, (iii) no shares of Purchaser Preferred Stock were issued and outstanding or held by Purchaser in its treasury, and (iv) 1,879,767 shares of Purchaser Common Stock were reserved for issuance pursuant to Purchaser Equity Plans (of which 882,811 shares were subject to outstanding Purchaser Stock Options and 518,980 shares were subject to outstanding Purchaser Stock Awards). All the outstanding shares of capital stock of Purchaser are, and all shares reserved for issuance as noted in clause (iv) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. Except as provided in Louisiana Revised Statute 6:262, all of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Purchaser, free and clear of all Liens other than restrictions on transfer under applicable securities Laws. As of the date of this Agreement, except for this Agreement, there are no shareholder agreements, voting trusts or other agreements or understandings to which Purchaser or any of its Subsidiaries is a party or on file with Purchaser with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of Purchaser or any of its Subsidiaries. The shares of Purchaser Capital Stock to be issued in the Merger will be duly authorized by all necessary corporate action on the part of Purchaser and, when issued in accordance with the terms hereof, will be validly issued, fully paid, non-assessable and free of preemptive or similar antidilution rights.

Section 4.3 Authority.

(a) Purchaser has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Requisite Regulatory Shareholder Approvals (as hereinafter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby, assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, subject to filing the Certificate of Merger with the Louisiana Secretary of State as required by the BCL. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Purchaser Board, at a meeting duly called and held, duly adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) Assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, no vote of the shareholders of Purchaser or the holders of any other securities of Purchaser (equity or otherwise) is required by any applicable Law, the Purchaser Charter or the Purchaser Bylaws to consummate the transactions contemplated hereby.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by Purchaser with the provisions hereof do not, and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or remedy or to the loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) in or upon any of the properties, assets or rights of Purchaser or any of its Subsidiaries under, any provision of (i) the Purchaser Charter or Purchaser Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of Purchaser or any other Subsidiary of Purchaser, (ii) any Purchaser Material Contract to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound as of the date hereof or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any Law or any rule or regulation of any self-regulatory authority applicable to Purchaser or any of its Subsidiaries or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of clauses (ii) and (iii), as individually or in the aggregate would not have a Purchaser Material Adverse Effect.

(b) No consents, approvals, orders or authorizations of, or registrations, declarations or filings with or notices to, any Governmental Entities or any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Merger or the other transactions contemplated hereby, except for (A) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including applications and notices under the BHC Act, (B) filings of applications and notices with, and receipt of approvals or non-objections from, the state securities authorities, applicable securities exchanges and self-regulatory organizations, (C) filing of (i) the Registration Statement pursuant to the Securities Act and declaration by the SEC of the effectiveness of the Registration Statement under the Securities Act and (ii) such other filings and reports as required pursuant to the applicable requirements of the Securities Act or the Exchange Act, (D) the filing of the Certificate of Merger, (E) filings with Nasdaq of a notification of the listing on Nasdaq of the shares of Purchaser Common Stock to be issued in the Merger and related transactions and (F) such other filings with third parties who are not Governmental Entities the failure of which to be obtained or made, individually or in the aggregate, would not have a Purchaser Material Adverse Effect. As of the date hereof, Purchaser knows of no reason why all regulatory approvals from any Governmental Entities required for the consummation of the transactions contemplated by this Agreement and listed in items (A) through (F) of this Section 4.4(b) should not be obtained on a timely basis.

Section 4.5 SEC Reports; Financial Statements.

(a) Purchaser and its Subsidiaries have filed or furnished on a timely basis with the SEC, all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act or under the securities regulations of the SEC, with the SEC since December 31, 2012 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Purchaser SEC Documents”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Purchaser SEC Document has been amended by a subsequently filed Purchaser SEC Document prior to the date hereof, in which case, as of the date of such amendment, (i) the Purchaser SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) Neither Purchaser nor any of its Subsidiaries has, and since December 31, 2012, neither Purchaser nor any of its Subsidiaries has incurred (except, in each case, as permitted by Section 5.2), any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of Purchaser and its Subsidiaries as of December 31, 2012 included in the Purchaser SEC Documents, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012, (iii) for liabilities and obligations that are not material to Purchaser and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.

(d) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Purchaser and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Purchaser (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Purchaser by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Purchaser SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Purchaser’s outside auditors and the audit committee of the Purchaser Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect Purchaser’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(e) Purchaser and each of its Subsidiaries have timely filed all material reports, forms, schedules, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2012 with the Federal Reserve, the OFI and the FDIC, and have paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by either the Federal Reserve, the OFI or the FDIC with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by such regulators of, Purchaser or any of its Subsidiaries.

Section 4.6 Certain Information. None of the information supplied or to be supplied by Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, provided, that no representation or warranty is made by Purchaser with respect to information supplied in writing by Company or any of its Subsidiaries specifically for inclusion therein. The portions of the Proxy Statement and the Registration Statement relating to Purchaser and its Subsidiaries and other portions within the reasonable control of Purchaser will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively.

Section 4.7 Absence of Certain Changes or Events. Since December 31, 2012: (a) Purchaser and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice; and (b) there has not been any change, event or development or prospective change, event or development that, individually or taken together with all other facts, circumstances and events (described in any Section of Article IV or otherwise), has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.8 Litigation. There is no Action, whether judicial, arbitral, administrative or other, pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Purchaser or any of its Subsidiaries in such individual’s capacity as such (and Purchaser is not aware of any basis for any such Action), other than Actions that, individually or in the aggregate, have not had a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had a Purchaser Material Adverse Effect.

Section 4.9 Compliance with Laws.

(a) Purchaser and each of its Subsidiaries are and, at all times since December 31, 2012, have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where any non-compliance, individually or the aggregate, has not had a Purchaser Material Adverse Effect. Purchaser and each of its Subsidiaries have in effect, and have at all times held, all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and to Purchaser’s knowledge no suspension or cancellation of any such Permits is threatened, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(b) Purchaser is duly registered with the Federal Reserve as a bank holding company under the BHC Act and is qualified with the Federal Reserve as a financial holding company. The deposit accounts of each Purchaser Subsidiary that is a depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(c) Since December 31, 2012, neither Purchaser nor any of its Subsidiaries has received any notification or communication from any Governmental Entity (A) asserting that Purchaser or any of its Subsidiaries is in default under any applicable Laws or Permits, (B) threatening to revoke any Permits, (C) requiring Purchaser or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on the conduct of Purchaser’s business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations, or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting FDIC insurance coverage, and neither Purchaser nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission.

Section 4.10 Benefit Plans.

(a) All “employee benefit plans” (within the meaning of section 3(3) of ERISA) and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA under which any employee, former employee, director, officer, independent contractor or consultant of Purchaser or its Subsidiaries has any present or future right to benefits or Purchaser or its Subsidiaries has any present or future liability are referred to herein as the “Purchaser Plans.”

(b) With respect to each material Purchaser Plan, to the extent requested by Company, Purchaser has furnished or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or opinion letter of the IRS, if applicable, (iii) the most recent summary plan description and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c) With respect to each Purchaser Plan, except to the extent that the inaccuracy of any of the representations set forth in this Section 4.10, individually or in the aggregate, have not had a Purchaser Material Adverse Effect:

(i) each Purchaser Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and all contributions required to be made under the terms of any Purchaser Plan have been timely made;

(ii) each Purchaser Plan intended to be qualified under Section 401(a) of the Code (A) has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of Purchaser, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Purchaser Plan or (B) is a volume submitter or prototype plan whose sponsor obtained a favorable opinion letter and on which letter Purchaser is permitted to rely; and

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Purchaser, threatened, relating to Purchaser Plans, any fiduciaries thereof with respect to their duties to Purchaser Plans or the assets of any of the trusts under any Purchaser Plans (other than routine claims for benefits) nor, to the knowledge of Purchaser, are there facts or circumstances that exist that could reasonably give rise to any such Actions.

Section 4.11 Labor Matters.

(a) There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of Purchaser or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of Purchaser, threat thereof, by or with respect to any employees of Purchaser or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three years. To the knowledge of Purchaser, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Purchaser or any of its Subsidiaries. Neither Purchaser nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Purchaser and its subsidiaries are in substantial compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except where the failure to comply therewith, individually or in the aggregate, has not and would not reasonably be expected to adversely interfere in any material respect with the conduct of Purchaser’s or any of its Subsidiaries’ business. No proceeding asserting that Purchaser or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Purchaser or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the knowledge of Purchaser, threatened with respect to Purchaser or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity.

(b) Neither Purchaser nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of Purchaser, any of its Subsidiaries or any of its or their executive officers has received within the past three years any written notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to Purchaser or any of its Subsidiaries and, to the knowledge of Purchaser, no such investigation is in progress.

Section 4.12 Environmental Matters. Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, to the knowledge of Purchaser: (i) neither Purchaser’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by Purchaser or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws;

(iii) neither Purchaser nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any other Person asserting that Purchaser or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by Purchaser or any of its Subsidiaries or as a result of any operations or activities of Purchaser or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to Purchaser or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and, to the knowledge of Purchaser, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Purchaser or any of its Subsidiaries under any Environmental Law; (v) neither Purchaser, its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to Purchaser’s knowledge, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) no property on which Purchaser or any of its Subsidiaries holds a Lien violates or violated any Environmental Law and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under any Environmental Law.

Section 4.13 Taxes.

(a) All material Tax Returns required to have been filed by or with respect to Purchaser or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other material Taxes required to be paid by Purchaser or its Subsidiaries have been paid or will be timely paid. Except as set forth on Section 4.13(a) of Purchaser Disclosure Letter, no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Entity in writing against Purchaser or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Tax Liens on the assets of Purchaser or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which Purchaser or any of its Subsidiaries may be subject. All Taxes not yet due and payable by Purchaser or its Subsidiaries (or any other corporation merged into or consolidated with Purchaser) have been, in all material respects, properly accrued on the most recent Purchaser SEC Documents in accordance with GAAP. None of Purchaser or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among members of a group the common parent of which is Purchaser or any of its Subsidiaries).

(b) Purchaser and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable Laws.

(c) Except as set forth on Section 4.13(c) of Purchaser Disclosure Letter, as of the date of this Agreement, there are no proceedings now pending, or to the knowledge of Purchaser, threatened in writing against or with respect to Purchaser or any of its Subsidiaries with respect to any material Tax.

(d) Neither Purchaser nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Purchaser is not aware of any agreement, plan, or other circumstance or reason that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Neither Purchaser nor any of its Subsidiaries has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(f) Neither Purchaser nor any of its Affiliates has elected or is required to defer payment of amounts from a foreign entity which will be subject to the provisions of Section 457A.

Section 4.14 Contracts.

(a) Purchaser has filed all Contracts that would be required to be filed by Purchaser as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Purchaser on a Current Report on Form 8-K as of the date hereof.

Each Contract of the type described in Section 4.14(a) is referred to herein as an “Purchaser Material Contract.”

(b) (i) Each Purchaser Material Contract is valid and binding on Purchaser and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Purchaser, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Purchaser Material Adverse Effect; and (ii) there is no default under any Purchaser Material Contract by Purchaser or any of its Subsidiaries or, to the knowledge of Purchaser, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Purchaser or any of its Subsidiaries or, to the knowledge of Purchaser, any other party thereto under any such Purchaser Material Contract, nor has Purchaser or any of

its Subsidiaries received any written notice of any such default, event or condition, or of any termination or non-renewal of any Purchaser Material Contract, except where any such default, event or condition, or any such termination or non-renewal, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. Purchaser has made available to Company true and complete copies of all Purchaser Material Contracts, including any amendments thereto.

Section 4.15 Insurance. Purchaser and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All the insurance policies, binders or bonds maintained by Purchaser or its Subsidiaries are in full force and effect, Purchaser and its Subsidiaries are not in default thereunder and all premiums and other payments due under any such policy have been paid. No written notice of cancellation or termination has been received with respect to any such policy.

Section 4.16 Real and Personal Property.

(a) Purchaser or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets, free and clear of all Liens other than Permitted Liens.

(b) Each of Purchaser and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had a Purchaser Material Adverse Effect.

This Section 4.16 does not relate to Intellectual Property, which is the subject of Section 4.17.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Purchaser Disclosure Letter sets forth, as of the date hereof, a true and complete list of all federally registered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Purchaser or any of its Subsidiaries or used in the businesses of Purchaser or any of its Subsidiaries, other than Marks, Patents and registered Copyrights owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement (collectively, “Purchaser Registered IP”). Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, (i) all Purchaser Registered IP (other than patent applications or applications to register trademarks) is, to the knowledge of Purchaser, valid and enforceable and (ii) no Purchaser Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Purchaser, no such action is or has been threatened with respect to any of Purchaser Registered IP.

(b) Except as, individually or in the aggregate, has not had a Purchaser Material Adverse Effect, Purchaser or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Purchaser or its Subsidiaries), free and clear of any and all Liens (other than Permitted Liens), all Purchaser Registered IP and all other Intellectual Property that is material to the businesses of Purchaser or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Purchaser or a Subsidiary thereof pursuant to an existing license agreement and used by Purchaser or such Subsidiary within the scope of such license.

(c) Each of Purchaser and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its Intellectual Property and maintain the confidentiality of all information of Purchaser or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Purchaser, none of the activities or operations of Purchaser or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any Intellectual Property of any third party and neither Purchaser nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Purchaser Material Adverse Effect. To Purchaser’s knowledge, no third party is misappropriating, infringing, or diluting in any material respect any Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries. To Purchaser’s knowledge, no Intellectual Property owned by or exclusively licensed to Purchaser or any of its Subsidiaries that is material to any of the businesses of Purchaser or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Purchaser or any of its Subsidiaries.

(e) To the knowledge of Purchaser, its IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Purchaser in connection with its business, and no IT Assets that are material to the business of Purchaser or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years. Purchaser and its Subsidiaries take all reasonable actions to protect and maintain the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Purchaser and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case, that is consistent with customary industry practice.

Section 4.18 State Takeover Statutes and Takeover Provisions. Assuming the accuracy of Company’s representation and warranty contained in the last sentence of Section 3.19, Purchaser has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws. Purchaser is not an “interested shareholder” (within the meaning of Section 12:132(9) of the BCL) of Company or the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Company entitled to vote in the election of Company’s directors.

Section 4.19 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.20 Community Reinvestment Act Compliance. Purchaser Bank is an insured depositary institution and has complied in all material respects with the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, and has a CRA rating of not less than “satisfactory.

Section 4.21 No Additional Representations.

(a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser, its Subsidiaries nor any other Person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Purchaser and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Purchaser, its Subsidiaries or any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) except for the representations and warranties made by Purchaser in this Article IV, any financial projection, forecast, estimate, budget or prospect information relating to Purchaser, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Purchaser in this Article IV, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Purchaser, its Subsidiaries or any of their respective Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Purchaser, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its, books, records, assets, rights and other properties in good repair and condition and preserve its relationships with customers, suppliers and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries, without Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) amend, authorize or propose to amend its articles of incorporation or bylaws (or similar organizational documents);

(b) (i) set any record or payment dates for, or make, declare, pay or set aside for payment, any dividend on or in respect of, or declare or make any distribution (whether in cash, stock or property) on any shares of its capital stock or other equity interests, other than dividends from a wholly owned Subsidiary to Company or another wholly owned Subsidiary of the Company, in any case in accordance with all applicable regulatory requirements, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests or voting securities of Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or voting securities, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except in the case of clauses (ii) and (iii), for the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Stock Options or Awards (x) outstanding on the date of this Agreement, or (y) permitted to be issued under this Section 5.1, in each case, in accordance with their terms;

(c) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for, or any rights, warrants or options to acquire, any such shares or other equity interests or voting securities, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date hereof, other than the issuance of shares of Company Common Stock upon the exercise or settlement of the Company Warrant, Company Stock Options or Awards outstanding on the date of this Agreement, in each case in accordance with their terms as in effect on such date;

(d) (i) hire or promote any employee, provided, that Company may hire at-will, non-officer employees at an annual rate of compensation of $25,000 or less to fill vacancies that may from time to time arise in the ordinary course of business consistent with past practice or (ii) grant any salary or wage increase or increase any employee benefit, including the grant of any incentive stock awards, incentive or bonus payments or increase in incentive or bonus payment opportunity (or, with respect to any of the preceding, communicate any intention to take such action), except (A) to make changes that are required by applicable Law or (B) to satisfy contractual obligations existing as of the date hereof under any Company Plans set forth in Section 3.11(a) of the Company Disclosure Letter;

(e) except as provided in Section 2.7, enter into, establish, adopt, amend, modify or renew any Company Plan, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee, take any action to accelerate the vesting or exercisability of Company Stock Options or other compensation or benefits payable under any Company Plans, fund or in any other way secure or fund the payment of compensation or benefits under any Company Plan, change the manner in which contributions to any Company Plan are made or determined, or add any new participants to or increase the principal sum of any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), except as may be required by applicable Law, or (2) to satisfy contractual obligations existing as of the date hereof, including pursuant to the terms of any Company Plan set forth in Section 3.11(a) of the Company Disclosure Letter;

(f) sell, license, lease, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties, except for sales of Loans and sales of investment securities in the ordinary course of business consistent with past practice and pledges of assets to secure public deposits and cash management sweeps in the ordinary course of business consistent with past practice;

(g) (1) Make any acquisition of or investment in any other Person, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital or (2) make any purchases or other acquisitions of any debt securities, property or assets (including any investments or commitments to invest in real estate or any real estate development project) in or from any person other than a wholly owned subsidiary of Company; except for (A) foreclosures and other similar acquisitions in connection with securing or collecting debts previously contracted, (B) in a fiduciary or similar capacity in the ordinary and usual course of business consistent with past practice and (C) Loans purchased or extended in accordance with Section 5.1(n) and purchases of investment securities for portfolio management purposes;

(h) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, capitalization or other reorganization;

(i) other than in the ordinary course of business consistent with past practice, (i) modify, amend, terminate, fail to renew, cancel or extend any Company Material Contract or expressly waive any material benefits under any Company Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Company Material Contract or any agreement with any broker or finder in connection with the Merger and the other transactions contemplated hereby or any lease, license or other contract that is not a material contract but calls for payments of $100,000 or more by Company or its Subsidiaries;

(j) (1) settle any Action against it, except for an Action that is settled in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $50,000 and that would not impose any non-monetary restriction on the business of it or its Subsidiaries or, after the Effective Time, Purchaser or its Subsidiaries or (2) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(k) change its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law and as approved in writing by Company’s independent public accountants;

(l) charge-off (except as may other be required by applicable Law or by any Governmental Entity or by GAAP) any material credit, or make or enter into any commitments to make any credit which varies materially from its written credit policies, copies of which have been made available to Purchaser;

(m) reduce its reserve for loan losses below $6.5 million, except as may be required by Law, Governmental Entity or GAAP;

(n) settle or compromise any material liability for Taxes, amend any material Tax Return, make or change any material Tax election, file any material Tax Return in a manner inconsistent with past practice, adopt or change in any material respect any method of accounting for Tax purposes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund;

(o) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Purchaser) as may be required by applicable Law;

(p) except for Loans or commitments for Loans that have previously been approved by Company prior to the date hereof, make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan (1) in excess of $3,000,000 in the aggregate for (x) for secured Loans relating to construction or development and (y) for Loans secured by real property or secured for commercial and industrial purposes, and (z) $1,000,000 in the aggregate for all other Loans, including any unsecured Loans or (2) that is not made in conformity, in all material respects, with Company’s ordinary course lending policies and guidelines in effect as of the date hereof; provided, that, without limiting the immediately preceding clause, except for Loans or commitments for Loans that have previously been approved by Company prior to the date hereof, without previously notifying and consulting with Purchaser, Company shall not make or acquire any Loan or issue a commitment (or renew or extend an existing commitment) for any Loan (1) in excess of $3,000,000 in the aggregate for (x) for secured Loans relating to construction or development and (y) for Loans secured by real property or secured for commercial and industrial purposes, and (z) $1,000,000 in the aggregate for all other Loans, including any unsecured Loans; provided, further, that no additional funds shall be extended to a Loan classified as “criticized,” and no Loans shall be renewed beyond 90 days.

(q) (1) Make any capital expenditures in excess of $50,000 in the aggregate (2) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person (other than deposits and similar liabilities in the ordinary course of business consistent with past practice and indebtedness of Company’s Subsidiaries to the Company) or (3) enter into any securitizations of loans or create any special purpose funding or variable interest entity;

(r) enter into any new line of business or change its lending, investment, risk and asset-liability management and other material banking or operating policies in any material respect;

(s) foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA §101(35), 42 U.S.C. §9601(35), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence of a hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws;

(t) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch office or other facility, or make application for the opening, relocation or closing of any, or open, relocate or close any, branch office or other facility;

(u) except pursuant to agreements or arrangements in effect on the date hereof and previously provided to Purchaser, pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their family members, or any affiliates or associates (as such term is defined under the Exchange Act) of any of its officers or directors other than Loans originated in the ordinary course of the business of Company, in the case of any such agreements or arrangements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 5.1;

(v) materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(w) make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (2) its hedging practices and policies;

(x) introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

(y) fail to use commercially reasonable efforts to take any action that is required by a Company Regulatory Agreement, or willfully take any action that violates a Company Regulatory Agreement;

(z) except as otherwise expressly permitted elsewhere in this Section 5.1, engage or participate in any material transaction (other than furnishing information and participating in discussions to the extent permitted by Section 5.3) or incur or sustain any material obligation, in each case, other than in the ordinary course of business consistent with past practice; or

(aa) enter into any Contract or otherwise agree or commit to take any of the foregoing actions.

Section 5.2 Conduct of Business by Purchaser. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Company, such consent not to be unreasonably withheld or delayed, or as otherwise specifically required by this Agreement or as set forth in Section 5.2 of the Purchaser Disclosure Letter, Purchaser shall use commercially reasonable efforts to preserve intact its business organization, maintain in effect all existing Permits, preserve its assets, rights and properties in good repair and condition, and preserve its relationships with customers, suppliers and others having business dealings with it; provided, however, that nothing contained in this Section 5.2 or in this Agreement shall preclude Purchaser and its Subsidiaries from making any acquisition or investment in any other Person. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of Purchaser’s Disclosure Letter or as specifically required by this Agreement, Purchaser shall not, and shall not permit any of its Subsidiaries, without Company’s prior written consent, such consent not to be unreasonably withheld or delayed, to:

(a) adopt or enter into a plan of complete or partial liquidation or dissolution; or

(b) knowingly take, or knowingly omit to take, any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, in each case except (with prior notice to Company) as may be required by applicable Law.

Section 5.3 No Solicitation by Company.

(a) Company shall not and shall cause its Subsidiaries and their directors, officers and employees not to, and shall use and cause its Subsidiaries to use their reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer (whether firm or hypothetical) that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, any Company Acquisition Proposal, (iii) approve or recommend any Company Acquisition Proposal, or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, a “Company Alternative Acquisition Agreement”). Company shall, and shall cause each of its Subsidiaries and the Representatives of Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Company Acquisition Proposal to which it or any of its Affiliates or Representatives is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) Company receives an unsolicited written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was not the result of a material violation of this Section 5.3(a), (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) would violate its fiduciary duties under applicable Law, then Company may (and may authorize its Subsidiaries and its and their Representatives to) (x) furnish non-public information with respect to Company and its Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Company than, those set forth in the Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Purchaser or shall be provided to Purchaser prior to or concurrently with the time it is provided to such Person, (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and such Person’s Representatives) regarding such Company Acquisition Proposal, or (z) terminate this Agreement pursuant to Section 7.1(d)(iii) to enter into a Company Alternative Acquisition Agreement with respect to such Company Acquisition Proposal.

(b) Prior to taking any action under Section 5.3(a), the Company shall comply with the following obligations:

(i) the Company Board shall determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal is a Company Superior Proposal and such Company Superior Proposal has been made and has not been withdrawn and continues to be a Company Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser pursuant to this Section 5.3(a);

(ii) Company shall give Purchaser at least ten (10) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal), and shall contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Company Superior Proposal); and

(iii) Company shall negotiate, and shall cause its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal.

In the event of any material change to the terms of such Company Superior Proposal, Company shall, in each case, be required to deliver to Purchaser a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 5.3 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) Business Days (rather than ten (10) Business Days referenced in clause (ii) above).

(c) In addition to the obligations of Company set forth in Sections 5.3(a) and (b), Company promptly (and in any event within 24 hours of receipt) shall advise Purchaser in writing in the event Company or any of its Subsidiaries or Representatives receives (i) any Company Acquisition Proposal or (ii) any request for non-public information (other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Company Acquisition Proposal) or to engage in negotiation that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, in each case together with the material terms and conditions of such Company Acquisition Proposal or request and the identity of the Person making any such Company Acquisition Proposal or request. Company shall keep Purchaser informed (orally and in writing) in all material respects on a timely basis of the status (including after the occurrence of any material amendment or modification) of any such Company Acquisition Proposal or request and shall provide Purchaser with copies of all material documentation and correspondence related hereto. Without limiting any of the foregoing, Company shall promptly (and in any event within 24 hours) notify Purchaser orally and in writing if it determines to begin providing non-public information or to engage in negotiations concerning a Company Acquisition Proposal pursuant to Sections 5.3(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer with respect to a, or any, tender or exchange offer to acquire 20% or more of the voting power in Company or any of its Subsidiaries, any inquiry, proposal or offer with respect to a merger, consolidation, share exchange or other business combination involving Company or any of its Subsidiaries or any other inquiry, proposal or offer to acquire, license, lease, exchange or transfer in any manner 20% or more of the voting power in, or 20% or more of the business, revenue, net income, assets or deposits of, Company or any of its Subsidiaries, in each case, whether in one or any series of related transactions and whether form one Person or any “group” of Persons (as defined under Section 13(d) of the Exchange Act).

(ii) “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal (with the percentages set forth in the definition of such term changed from 20% to 50%) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person (or group of Persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated would be more favorable to the shareholders of Company from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal pursuant to Section 5.3(a) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

Section 5.4 Preparation of Registration Statement and the Proxy Statement; Shareholders’ Meeting.

(a) As soon as practicable following the date of this Agreement, Company and Purchaser shall prepare and file with the SEC the Proxy Statement and Purchaser shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. Each of Company and Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to Company’s shareholders, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser shall also take any action required to be taken under any applicable state or foreign securities Laws in connection with the issuance of Purchaser Common Stock in the Merger, and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Purchaser will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and Company will advise Purchaser, promptly after it receives notice thereof, of any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to Company, Purchaser or any Subsidiary of Company or Purchaser, respectively, or any change occurs with respect to information supplied by or on behalf of Company or Purchaser, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Company or Purchaser, as applicable, shall promptly notify the other and Purchaser of such event, and Company, Purchaser and as applicable Purchaser shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s shareholders and to Purchaser’s shareholders.

(b) Subject to Section 5.3, Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the BCL, the Company Charter and the Company Bylaws to (i) duly call, give notice of, convene and (ii) hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. Subject to Section 5.3, Company, through the Company Board, shall take all action necessary to (x) recommend to its shareholders that they adopt this Agreement, the Merger and the other transactions contemplated hereby, (y) include such recommendation in the Proxy Statement and (z) solicit the Company Shareholder Approval.

Section 5.5 Access to Information; Confidentiality.

(a) Subject to applicable Law Company shall, and shall cause its Subsidiaries to, afford to Purchaser and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, assets, books, contracts, commitments, personnel and records and, during such period, Company shall, and shall cause its Subsidiaries to, furnish promptly to Purchaser: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request (including all work papers of its auditors and all Tax Returns filed and those in preparation); provided, that neither Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would, in the reasonable judgment of such party, (A) breach any agreement with any third party, (B) constitute a waiver of the attorney-client or other privilege held by such party or (C) otherwise violate any applicable Law. In the event any of the restrictions in clauses (A) through (C) of the foregoing sentence shall apply, the parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws, including Antitrust Laws. As soon as reasonably practicable after they become available, but in no event more than 30 days after the end of each calendar month ending after the date hereof, Company will furnish to Purchaser (a) consolidated and consolidating financial statements (including balance sheets, statements of operations and stockholders’ equity) of Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of Company. In addition, Company will furnish Purchaser with a copy of each report filed by the Company or any of its subsidiaries with a Governmental Entity within three (3) business days following the filing thereof.

(b) All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Purchaser and Company, dated as of June 27, 2014 (the “Confidentiality Agreement”).

(c) No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Company or Purchaser pursuant to this Agreement (other than the Company Disclosure Letter and the Purchaser Disclosure Letter to the extent explicitly provided therein) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using reasonable best efforts to resist, contest or defend any Actions (including administrative Actions) challenging the Merger or the completion of the transactions contemplated hereby, including using reasonable best efforts to seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any party from exercising its rights under this Agreement; provided, further, that no party shall be required to take any action pursuant this Section 5.6 if the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 6.1(b)(2).

(b) The parties shall, and shall cause their respective Subsidiaries to, cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of Governmental Entities necessary to consummate the transactions contemplated by this Agreement, including satisfactory resolution of any outstanding audit or tax adjustment required by the IRS or necessary to comply with applicable legal, regulatory and accounting requirements, and consummation of the Merger (the “Requisite Regulatory Approvals”), and will make all necessary filings in respect of those Requisite Regulatory Approvals as soon as practicable. Each of the parties will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the confidentiality of information, all information relating to such party and any of its subsidiaries, that appear in any filing made with or written materials submitted to any Governmental Entity in connection with the Requisite Regulatory Approvals, including without limitation prior Tax Returns that need to be revised or amended. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. The parties shall promptly deliver to each other copies of all filings, correspondence and orders to and from all Governmental Entities in connection with the transactions contemplated hereby, including seeking the Requisite Regulatory Approvals; provided, that each party may redact such information as may reasonably be considered proprietary, sensitive or confidential (including financial projections, business plans or personal information).

(c) Each of the parties hereto shall, upon request, furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. In exercising the foregoing rights, each of Purchaser and Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Company and Purchaser shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of substantive notices or other substantive written communications received by Company or Purchaser, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such transactions.

Section 5.7 Takeover Laws. Each of Company and Purchaser and their respective Boards of Directors shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, use reasonable best efforts to take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.8 Notification of Certain Matters. Company and Purchaser shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if, in any such case, the subject matter of such communication could be material to Company or Purchaser, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which, in any such case, relate to the Merger or the other transactions contemplated hereby or (c) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate to an extent such that the condition set forth in Section 6.2(a) or 6.3(a), as applicable, would not be satisfied if the Closing were to then occur or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied by such party hereunder; provided, that no such notification, nor any failure to make such notification, shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) Subject to Section 5.9(c), Purchaser agrees that, to the fullest extent permitted under applicable Law, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees of Company or any of its Subsidiaries or fiduciaries of Company or any of its Subsidiaries under Company Plans, (collectively, the “Indemnified Parties”) and to the fullest extent permitted by the FBCA, the Company Charter or Company Bylaws and as in effect as of the date hereof, shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that nothing herein shall be construed to limit Purchaser’s ability following the Closing to undertake any type of internal reorganization as it may deem desirable, including liquidating, merging or otherwise taking action with respect to any Subsidiary or Affiliate of Purchaser.

(b) Subject to any limitations that may be imposed by applicable Law, for a period of six years from and after the Effective Time, Purchaser shall indemnify and hold harmless each Indemnified Party, and any person who becomes an Indemnified Party between the date hereof and the Effective Time, to the fullest extent permitted by the current provisions regarding indemnification of and the advancement of expenses to Indemnified Parties contained in the FBCA, the Company Charter or the Company Bylaws (or comparable organizational documents) of each of the Company and its Subsidiaries in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, and Purchaser shall also advance expenses as incurred in each case, upon receipt of an undertaking, from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder. In the event any claim is asserted within such six-year period, all such rights in respect of any such claim shall continue until disposition thereof.

(c) For a period of six years after the Effective Time, Purchaser shall maintain in effect Company’s current directors’ and officers’ liability insurance covering each Person currently covered by Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Purchaser) for acts or omissions occurring prior to the Effective Time; provided, that in no event shall Purchaser be required to expend annually in the aggregate an amount in excess of 200% of the amount of the aggregate premiums paid by Company for fiscal year 2014 for such purpose (which fiscal year 2014 premiums are hereby represented and warranted by Company to be as set forth in Section 5.9(c)

of the Company Disclosure Letter, the “Insurance Amount”)) and, if Purchaser is unable to maintain such policy (or substitute policy) as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available for a period of six years following the Effective Time by payment of such amount; provided, further, that (i) Purchaser may substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company’s existing policies as of the date hereof or (ii) Purchaser may request that Company obtain such extended reporting period coverage under Company’s existing insurance programs (to be effective as of the Effective Time) in an amount not in excess of 200% of the amount of the aggregate annual premiums paid by Company for fiscal year 2014 for such purpose.

(d) In the event that Purchaser, its Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Purchaser shall or shall cause as its Subsidiaries to, cause proper provision to be made so that the successor and assign of Purchaser, its Subsidiaries assumes the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 5.10 Employees.

(a) The employees of Company and its Subsidiaries who remain employed after the Effective Time (“Continuing Employees”) shall be given credit under each employee benefit plan, policy, program and arrangement maintained by Purchaser and its Subsidiaries after the Closing for their service with Company or its Subsidiaries (or any predecessor thereto) prior to the Closing for all purposes, including severance, vacation and sick leave, eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements in accordance with Purchaser’s plan, seniority, or the application of any pre-existing condition limitations, other than benefit accrual under a defined benefit plan (as defined in Section 3(35) of ERISA); provided, that all documented and accrued but unused vacation time as of the Effective Time shall be paid out by Company at the employee’s then-current rate of salary as set forth on Section 5.10(a) of the Company Disclosure Letter, which shall include detailed assumptions and calculations used by Company in calculating unused vacation time.

(b) Any employee of Company or its Subsidiaries who becomes an employee of Purchaser or its Subsidiaries after the Effective Time but later does not remain employed by Purchaser or its Subsidiaries after the Effective Time and who does not otherwise receive a severance payment from Company or its Subsidiaries in connection with the Merger shall receive a severance payment from Purchaser or its Subsidiaries as an employee of Purchaser or its Subsidiaries for the entire time he or she were an employee of Company or its Subsidiaries in accordance solely with the IBERIABANK Severance Pay Plan. All severance payment arrangements of the Company and its Subsidiaries shall terminate at the Effective Time and shall not be available to any employees of Company and its Subsidiaries who become employees of Purchaser or its Subsidiaries after the Effective Time. No former employee of Company or its

Subsidiaries shall receive a change of control or severance payment from Purchaser if he or she received a change of control payment from Company or its Subsidiaries, unless provided otherwise pursuant to an agreement entered into between Purchaser and such employee, and Company shall, prior to the Effective Time, use reasonable best efforts to take all steps, and obtain such consents, as may be necessary to effectuate this Section 5.10(b).

(c) In the event of any termination of any Company or its Subsidiary health plan (a “Company health plan”), Purchaser and Purchaser Bank shall make available to Continuing Employees and their dependents, employer-provided health care coverage under health plans provided by Purchaser and Purchaser Bank. Unless a Continuing Employee affirmatively terminates coverage under a Company health plan prior to the time that such Continuing Employee becomes eligible to participate in the Purchaser health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees and their dependents of Purchaser and Purchaser Bank. In the event Purchaser terminates any Company health plan or consolidates any Company health plan with any Purchaser health plan, individuals covered by the Company health plan shall be entitled to immediate coverage under the Company health plan in accordance with the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations issued thereunder, including limitations on pre-existing condition exclusions, nondiscrimination and special enrollment rights.

(d) Purchaser, Purchaser Bank and Company shall cooperate to develop, implement and communicate to key employees of Company retention arrangements designed to retain the services of such key employees, as appropriate, through the Effective Time and thereafter until the date of Company’s operating systems and branch conversions, as determined by Purchaser.

Section 5.11 Public Announcements. Purchaser and Company shall cooperate with respect to the issuing of any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and, without the prior consent of Purchaser, which consent shall not be unreasonably withheld, Company shall not issue any such press release or make any public announcement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. It is understood that Purchaser shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 5.12 shall limit Company’s (or Company Board’s) or Purchaser (or Purchaser Board’s) rights under Sections 5.3 or 5.4, respectively.

Section 5.12 Stock Exchange Listing. Purchaser shall use its reasonable best efforts to either (i) cause the shares of Purchaser Common Stock issuable to Company shareholders either to be approved for listing on Nasdaq on or prior to the Closing Date or (ii) notify Nasdaq of the Share Issuance within the requisite time period after the Closing Date.

Section 5.13 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Company and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14 Plan of Reorganization.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Company and Purchaser shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Purchaser nor any Affiliate knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, Company does not know of any reason (i) why it would not be able to deliver to counsel to Company and counsel to Purchaser, at the date of the legal opinions referred to in Sections 6.2(d) and 6.3(d), certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Purchaser to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Company hereby agrees to deliver such certificates effective as of the date of such opinions.

(c) As of the date hereof, Purchaser does not know of any reason (i) why it would not be able to deliver to counsel to Purchaser, at the date of the legal opinions referred to in Section 6.2(d) and 6.3(d), certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to Purchaser to deliver the legal opinions contemplated by Sections 6.2(d) and 6.3(d), respectively, and Purchaser hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to Purchaser would not be able to deliver the opinion required by Section 6.2(d). Purchaser will deliver such certificates to counsel to Purchaser and counsel to Company.

Section 5.15 Operating Functions. Company and Bank Subsidiary shall cooperate with Purchaser and Purchaser Bank in connection with planning for the efficient and orderly combination of the parties and the operation of Company and Bank Subsidiary after the Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date or such later date as Purchaser may decide. Company shall take any action Purchaser may reasonably request prior to the Effective Time to facilitate the combination of the operations of Bank Subsidiary with Purchaser Bank. Without limiting the foregoing, Company shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Company and Purchaser shall meet from time to time as Company or Purchaser may reasonably request, to review the financial and operational affairs of Company and Bank Subsidiary, and Company shall give due consideration to Purchaser’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Purchaser nor Purchaser Bank shall under any circumstance be permitted to exercise control of Company, Bank Subsidiary or any of its other Subsidiaries prior to the Effective Time, and (ii) Company shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws.

Section 5.16 Shareholder Litigation. Company shall promptly advise Purchaser orally and in writing of any actual or threatened shareholder litigation against the Company or its directors and officers relating to this Agreement, the Merger or transactions contemplated hereby and shall promptly provide Purchaser with a copy of the complaint or other writing threatening or commencing such shareholder litigation. Company shall: (i) permit Purchaser to review and discuss in advance, and consider in good faith the views of the Purchaser in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish Purchaser’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation; (iii) consult with Purchaser regarding the defense or settlement of any such shareholder litigation, shall give due consideration to Purchaser’s advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such shareholder litigation if such settlement requires the payment of money damages unless the payment of any such damages by Company is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by the Company) under the Company’s existing director and officer insurance policies, including any tail policy, without the written consent of Purchaser (such consent not to be unreasonably withheld).

Section 5.17 Support Agreements. Company has delivered, or will deliver, to Purchaser, Support Agreements executed by Company’s directors and executive officers, substantially in the form of Exhibit I to this Agreement, pursuant to which Company directors and executive officers will support the Merger and transaction contemplated hereby and Company directors will be invited to join Purchaser Bank’s Tampa Advisory Board, or, if subsequently formed, Purchaser Bank’s Jacksonville Advisory Board.

Section 5.18 Employment Agreement. Each of the existing employment and change in control severance agreements with Company or its Subsidiaries listed on Section 5.18 of Company Disclosure Letter shall be terminated as of or immediately prior to the Effective Time, and each Company employee shall receive any payments that such employee is entitled to receive under such existing employment or change in control severance agreements in accordance with the terms of such agreements with such payments made by Company or its Subsidiaries at the Effective Time; provided however, that no payments or benefits to employees or officers of Company or its Subsidiaries in connection with the Merger shall constitute an excess parachute payment under Section 280G of the Code it being understood that Purchaser shall not make any payment pursuant to any employment, change of control, severance or similar arrangement in excess of limitations under 280G of the Code.

Section 5.19 New Employment Agreement. As of the date of this Agreement, Susan Martinez shall enter into an employment agreement with Purchaser Bank, to be effective at the Effective Time, and attached hereto as Exhibit II.

Section 5.20 WARN Act. Company agrees that, upon Purchaser’s written request, it shall provide a notification under the WARN Act for any Company or its Subsidiaries’ employee terminations or layoffs following the Effective Time. Purchaser shall indemnify, hold harmless and defend Company from and against any and all claims, lawsuits, costs (including reasonable attorneys’ fees) and liabilities suffered by Company as a result of any notice to Company employees at Purchaser’s request.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. Company Shareholder Approval shall have been obtained in accordance with the FBCA and this Agreement. Holders of not more than 10% of Company Capital Stock shall have exercised statutory rights of dissent and appraisal pursuant to the FBCA.

(b) Regulatory Approvals. (1) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (2) there shall not be any action taken, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Entity, in connection with the grant of a Requisite Regulatory Approval, or otherwise, which shall have imposed a restriction or condition on, or requirement of, such approval, or otherwise, that would, after the Effective Time, (a) reasonably be expected to restrict or burden Purchaser in a manner that would have a Purchaser Material Adverse Effect (i) in connection with the transactions contemplated hereby or (ii) with respect to the business or operations of Purchaser or any of its Subsidiaries or (b) reasonably be expected to be unduly and materially burdensome.

(c) No Injunctions or Legal Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits or makes illegal consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) NASDAQ Listing. The shares of Purchaser Common Stock to be issued to the holders of Company Capital Stock upon consummation of the Merger shall have been authorized for quotation on NASDAQ.

(f) Tax Opinion. Purchaser and Company shall have received a written opinion from Jones Walker LLP, counsel to Purchaser, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (ii) no gain or loss will be recognized by holders of Company Capital Stock who exchange all of their Company Capital Stock for Puchaser Common Stock pursuant to the Merger (except with respect to cash received), and (iii) the holding period for the shares of Purchaser Common Stock received by holders of Company Capital Stock will include the holding period for the shares of Company Capital Stock. Such counsel shall be entitled to rely upon representation letters from each of Purchaser and Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

Section 6.2 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Company set forth in (i) this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Sections 3.2(a) and 3.8(b)) which, individually or in the aggregate, have not had a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Sections 3.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed on behalf of Company by an executive officer of Company certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3 Conditions to the Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction, or waiver by Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in (i) this Agreement (other than the representations and warranties set forth in Section 4.2(a) and Section 4.7(b)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties (other than the representations and warranties set forth in Section 4.2(a) and Section 4.7(b)) which, individually or in the aggregate, have not had a Purchaser Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Purchaser Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), (ii) Section 4.2(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date and (iii) Section 4.7(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

(d) Company Regulatory Agreements. Company and its Subsidiaries shall have taken all steps to terminate all Company Regulatory Agreements, which may be effective, between Company and its Subsidiaries and any Governmental Entities on or before the Effective Time. Purchaser and its Subsidiaries shall have no further obligations under any Company Regulatory Agreement on and after the Effective Time.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of Company (except as otherwise specified in this Section 7.1):

(a) by mutual written consent of Purchaser and Company;

(b) by either Purchaser on the one hand, or Company on the other hand:

(i) if the Merger shall not have been consummated on or before June 30, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of the failure of the Effective Time to occur on or before such date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(iv) if the approval of any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the consummation of the Merger and the other transactions contemplated by this Agreement by final, nonappealable action of such Governmental Entity.

(c) by Purchaser:

(i) if Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 (a “Company Terminating Breach” ) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Company of such breach or failure; or

(ii) if Company or the Company Board (or any committee thereof) has (A) approved, adopted, endorsed or recommended any Company Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of the Company, (C) materially breached the terms of Section 5.3 in any respect adverse to Purchaser, or (D) materially breached its obligations under Section 5.4 by failing to call, give notice of, convene and hold the Company Shareholders Meeting in accordance with Section 5.4; or

(iii) if a tender offer or exchange offer for 20% or more of the outstanding shares of Company Common Stock is commenced (other than by Purchaser or a Subsidiary thereof), and the Company Board recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act.

(iv) if any approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated hereby is conditioned upon the satisfaction of any condition or requirement that, in the reasonable opinion of Purchaser, would so materially adversely affect its business or the economic benefits of the Merger to Purchaser as to render consummation of the Merger unduly burdensome, and the time period for appeals and request for reconsideration has run; or

(v) if Company has experienced, or is reasonably likely to experience, a Company Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Purchaser, which notice shall specify the nature of the matter or matters constituting such Company Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by Purchaser within fifteen (15) days following the end of such remedial or curative period.

(d) by Company:

(i) if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 (a “Purchaser Terminating Breach” ) and (B) cannot be or has not been cured or has not been waived by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Purchaser of such breach or failure; or

(ii) if Purchaser has experienced, or is reasonably likely to experience, a Purchaser Material Adverse Effect, which is not remedied or cured within thirty (30) days after notice of intention to terminate is given by Company, which notice shall specify the nature of the matter or matters constituting such Purchaser Material Adverse Effect and which are the basis of such intention; provided, however, that the right to terminate that is specified in such notice of intention shall itself terminate unless notice of termination is given by Company within fifteen (15) days following the end of such remedial or curative period; or

(iii) pursuant to Section 5.3.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or Company, except that the Confidentiality Agreement, this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) of this Agreement shall survive the termination hereof; provided, that no such termination shall relieve any party hereto from any liability or damages resulting from any Intentional Breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. For the avoidance of doubt, the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be paid by the Company, and all filing and other fees paid to the SEC, shall be paid by Purchaser. Each party shall be responsible for its own attorneys’ fees, accountants’ fees and related expenses in connection with the Merger.

(b) In the event that:

(i) (A) a Company Acquisition Proposal (whether or not conditional) or intention to make a Company Acquisition Proposal (whether or not conditional) shall have been made directly to Company’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Company or the Company Board and (B) this Agreement is thereafter terminated by Company or Purchaser pursuant to Section 7.1(b)(i)(provided that Purchaser is not in breach of this Agreement) or Section 7.1(b)(iii) or by Purchaser pursuant to Section 7.1(c)(i), then (x) Company shall pay to Purchaser an amount equal to 50% of the Company Termination Fee (as defined below) on the second Business Day following such termination, and (y) if within twelve months after such termination Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Company Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof) then Company shall pay the remainder of the Company Termination Fee on the earlier of (i) the date of execution of such agreement or (ii) consummation of such transaction; or

(ii) this Agreement is terminated by Purchaser pursuant to Section 7.1(c)(i), Section 7.1(c)(ii) or 7.1(c)(iii) or by Company pursuant to Section 7.1(d)(iii), then, in any such event, Company shall pay to Purchaser a termination fee of $3.5 million (the “Company Termination Fee”), it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion; or

(iii) this Agreement is terminated by Purchaser as a result of Company’s failure to satisfy any of its representations, warranties or covenants set forth herein, Company shall reimburse Purchaser Bank or Purchaser for its reasonable out-of-pocket expenses relating to the Merger in an amount of $250,000; provided, however, that this provision shall not apply in circumstances in which Purchaser is entitled to a Company Termination Fee. The expense reimbursement provided for in this Section 7.3(b)(iii) shall be Purchaser’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(c) For purposes of this Section 7.3, “Company Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(e)(i) except that references in Section 5.3(c)(i) to “20%” shall be replaced by “50%”.

(d) Payment of the Company Termination Fee or expense reimbursement (as applicable) shall be made by wire transfer of same day funds to the account or accounts designated by Purchaser (i) at the time or times provided in Section 7.3(b)(i), in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) and (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Purchaser pursuant to Section 7.1(c)(i), Section 7.1(c)(ii), Section 7.1(c)(iii) or 7.3(b)(iii). The payment of the Company Termination Fee shall be Purchaser’s sole and exclusive remedy and shall be deemed to be liquidated damages.

(e) Each of Company and Purchaser acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Company or Purchaser fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the amounts set forth in this Section 7.3, the non-paying party shall pay to other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 from the date of termination of this Agreement at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their express terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Purchaser, to:

IBERIABANK Corporation

601 Poydras Street

Suite 2075

New Orleans, Louisiana 70130

Attention: Robert B. Worley, Jr., Executive Vice President,

General Counsel and Corporate Secretary

Facsimile: 504-310-7555

with a copy (which shall not constitute notice) to:

Jones Walker LLP

499 S. Capitol Street, SW

Washington, D.C.

Attention: Edward B. Crosland, Jr.

Facsimile: 202-203-0000

(ii)	if to Company, to:

Florida Bank Group, Inc.

201 N. Franklin Street, Suite 100

Tampa, Florida 33602

Attention: Susan Martinez, President and Chief Executive Officer

Facsimile: (813) 277-0296

with a copy (which shall not constitute notice) to:

Smith Mackinnon, PA

255 South Orange Avenue, Suite 1200

Orlando, Florida 32801

Attention: John P. Greeley, Esq.

Facsimile: 407-843-2448

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “BHC Act” means the Bank Holding Company Act of 1956, as amended.

(c) “Business Day” means any day that Nasdaq is normally open and that is not a Saturday, a Sunday or a day on which banks in Lafayette, Louisiana or Tampa, Florida are authorized or required by Law or executive order to be closed.

(d) “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Company Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Purchaser in contemplation of the transactions contemplated hereby, (6) any failure by Company to meet published or unpublished revenue or earnings projections or budgets and (7) the downgrade in rating of any debt or debt securities of Company or any of its Subsidiaries; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Company and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure or downgrade that are not otherwise excluded from the definition of a Company Material Adverse Effect pursuant to other clauses of the definition may be taken into account in determining whether there has been a Company Material Adverse Effect.

(e) “Contract” means loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments to any of the forgoing).

(f) “control” (including the terms “controlled, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

(g) “Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(h) “FDIC” means the Federal Deposit Insurance Corporation.

(i) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(j) “Governmental Entity” means any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

(k) “Intentional Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(l) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names); (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) know-how, inventions, methods, processes, customer lists, technologies, trade secrets, works of authorship and any other information or any kind or nature, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.

(m) “IRS” means the Internal Revenue Service.

(n) “IT Assets” means computers, computer software, code, firmware, servers, work-stations, routers, hubs, switches, data communications lines, and all other information technology equipment owned by Company and its Subsidiaries and used by Company or any of its Subsidiaries in the operation of the business of Company or any of its Subsidiaries.

(o) “knowledge” of any party means the actual knowledge after due inquiry of such party’s chief executive officer, president, chief financial officer, chief credit officer or general counsel.

(p) “Law” means any federal, state, local or foreign law, statute, ordinance, rule, code, regulation, order, judgment, writ, injunction, arbitration award, agency requirement, decree or other legally enforceable requirement issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

(q) “Nasdaq” means the Nasdaq Stock Market, Inc. and the Nasdaq Global Select Market.

(r) “OFI” means the Office of Financial Institutions of the State of Louisiana.

(s) “Purchaser Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (B) prevents or materially impairs the ability of Purchaser to consummate, or prevents or materially delays, the Purchaser Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, that a Purchaser Material Adverse Effect for purposes of clause (A) shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent (1) generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets, (2) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism (other than any of the foregoing that causes any damage or destruction to or renders physically unusable or inaccessible any facility or property of Company or any of its Subsidiaries), (3) reflecting or resulting from changes in Law or GAAP or regulatory accounting requirements or published interpretations thereof generally affecting banks, bank holding companies or financial holding companies, (4) demonstrably resulting from the announcement or pendency of the transactions contemplated by this Agreement, (5) any actions expressly required by this Agreement or that are taken with the prior informed written consent of Company in contemplation of the transactions contemplated hereby, (6) any failure by Purchaser to meet published or unpublished revenue or earnings projections or budgets and (7) the downgrade in rating of any debt or debt securities of Purchaser or any of its Subsidiaries; except, with respect to clauses (1), (2) and (3), to the extent that the impact of such event, change, circumstances, occurrence, effect or state of facts has a disproportionately adverse effect on Purchaser and its Subsidiaries, taken as a whole, as compared to similarly situated banks, bank holding companies or financial holding companies; and provided further that, with respect to clauses (6) and (7), the facts and circumstances giving rise to such failure or downgrade that are not otherwise excluded from the definition of a Purchaser Material Adverse Effect pursuant to the other clauses thereof may be taken into account in determining whether there has been a Purchaser Material Adverse Effect; and provided further that any decrease in the trading or market price of Purchaser’s stock will not, in itself, be considered to constitute a Purchaser Material Adverse Effect.

(t) “Permitted Liens” means (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Company or such Subsidiary consistent with past practice or (iii) restrictions on transfers under applicable securities laws.

(u) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(v) “PBGC” means the Pension Benefit Guaranty Corporation.

(w) “Representatives” means, with respect to any Person, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Person.

(x) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(y) “SEC” means the Securities and Exchange Commission and rules and regulations thereof.

(z) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(aa) “Significant Subsidiary” has the meaning assigned to such term in Regulation S-X promulgated by the SEC.

(bb) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(cc) “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity, (B) an amount described in clause (A) for which a Person is liable as a result of being a member of an Affiliated, consolidated, combined or unitary group, and (C) an amount for which a Person is liable as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B).

(dd) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

(ee) “Total Merger Consideration” equals the sum of (1) the total value of Purchaser Common Stock to be issued in the Merger, (2) the aggregate Cash Price to be paid in the Merger and (3) the Aggregate Option Payment to holders of Company Stock Options.

Section 8.4 Interpretation. In this Agreement, except as context may otherwise require, references:

(1) to the Preamble, Recitals, Articles, Sections or Exhibits are to the Preamble to, a Recital, Article or Section of, or Exhibit to, this Agreement;

(2) to this Agreement are to this Agreement, as amended, modified or supplemented in accordance with this Agreement, and the Exhibits to it, taken as a whole;

(3) to the “transactions contemplated by this Agreement” (or similar phrases) includes the transactions provided for in this Agreement, including the Merger;

(4) to any statute or regulation are to such statute or regulation as amended, modified, supplemented or replaced from time to time; and to any section of any statute or regulation are to any successor to such section;

(5) to any statute includes any regulation or rule promulgated thereunder;

(6) to any Governmental Entity include any successor to that Governmental Entity; and

(7) to the date of this Agreement or the date hereof are to the date of this Agreement.

The table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. The words “include,” “includes” or “including” are to be deemed followed by the words “without limitation.” The words “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors, and the parties intend that this Agreement not be construed more strictly with regard to one party than with regard to any other party. The mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs ), (i) the provisions of Section 5.9 shall be enforceable by each Indemnified Party described therein, (ii) the provisions of Section 5.10 shall be enforceable by each Continuing Employee, and (iii) the right of holders of Company Capital Stock to receive the consideration payable pursuant to this Agreement shall be enforceable by each such holder of Company Capital Stock.

Section 8.7 Governing Law; Arbitration.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Louisiana, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Louisiana.

(b) Any controversy, claim, or dispute arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Accordingly, the parties to this Agreement understand and agree that they have waived their rights to have any claims and/or disputes arising out of this Agreement litigated and/or adjudicated in a court of law, and thus agree that arbitration as provided herein is the exclusive process for resolving any and all legal and/or equitable claims and/or arising out of this Agreement. This waiver means that the parties irrevocably waive all of their rights to a judge or jury trial, whether in federal, state, administrative or local courts in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby and a party shall only present such claims and/or disputes for resolution through arbitration as provided in this Agreement. The arbitration proceedings shall be conducted before a panel of three (3) neutral arbitrators. The administrative fee and all costs of the arbitration, including the arbitrators’ compensation, shall be allocated equally between the parties. Each party to the arbitration shall be responsible for their own costs and attorney’s fees. The place of arbitration shall be New Orleans, Louisiana. The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. The United States Arbitration Act shall govern the interpretation, enforcement, and proceedings pursuant to the arbitration clause in this Agreement.

(c) Either party may apply to the arbitrators seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal or pending the arbitral tribunal’s determination of the merits of the dispute or controversy.

(d) The award of the arbitrator shall be in writing, shall be signed by a majority of the arbitrators, and shall include a statement setting forth the reasons for the disposition of any claim.

Section 8.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.9 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.10 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.11 Facsimile Signature. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IBERIABANK Corporation

By:	/s/ Daryl G. Byrd
Name: Daryl G. Byrd
Title: President and Chief Executive Officer

Florida Bank Group, Inc.

By:	/s/ Susan Martinez
Name: Susan Martinez
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]